Exhibit 99.242

NexTech AR CEO Evan Gappelberg to Webcast Live at
VirtualInvestorConferences.com on December 3rd

NexTech AR invites individual and institutional investors, as well as advisors and analysts, to attend real-time, interactive presentations on VirtualInvestorConferences.com

Vancouver B.C. – December 2, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events today announced that CEO Evan Gappelberg will present live at VirtualInvestorConferences.com on December 3, 2020.

DATE: December 3, 2020

TIME: 11:30 AM ET

LINK: https://bit.ly/33ggdsm

This will be a live, interactive online event where investors are invited to ask the company questions in real-time. If attendees are not able to join the event live on the day of the conference, an archived webcast will also be made available after the event.

It is recommended that investors pre-register and run the online system check to expedite participation and receive event updates.

Learn more about the event at www.virtualinvestorconferences.com.

Q3 2020 Financial Highlights:

●	Total Bookings $6.7 million +327% growth over Q3 2019

●	Record revenue grows 200% to $4.7 million

●	Record backlog of $2 million

●	Gross Profit grows 344% to $3.0 million with a 63% margin

●	Working Capital of $13.6 million

●	Full report has been filed and is available on SEDAR

Other Q3 2020 Highlights:

●	Filed to up-list its stock to NASDAQ Capital Market July 2nd

●	Hired Eugen Winschel 18-year SAP Executive as new COO

●	Doubled the size of the company to 140 in Q3 from just 70 in Q2 - to continue to meet the rapid ramp up in demand and increase the company’s technological capabilities

●	Company became approved Microsoft partner

●	Launched new distribution deals with well-known consumer brands including Dyson, Philips Norelco, Mr. Coffee, Vitamix, Breville and Cuisinart

●	Landed $250,000 EdTech AR contract with Ryerson University

●	Appointed Ori Inbar to its Board of Directors, a recognized AR expert, having been involved in the industry for over a decade as both a start-up entrepreneur and a venture capital investor through Super Ventures

●	Acquired the assets of Next Level Ninjas for $720,000 cash consideration

●	Launches “Screen AR” A New Augmented Reality Immersive Video Conferencing Software to Accelerate Business Opportunities

●	Began building Collaborative Video Conferencing Capabilities to rival Zoom and address Telemedicine and EdTech Markets

The company has issued 500,000 3-year stock options exercisable at $7.24 to its employees under its stock option plan. Also, Felix Ritscher was issued 4,555 common shares with a standard 4-month restriction as a signing bonus.

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its ARitize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.
“Evan Gappelberg” CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

About Virtual Investor Conferences®

Virtual Investor Conferences (VIC) is the leading proprietary investor conference series that provides an interactive forum for publicly-traded companies to meet and present directly with investors.

A real-time solution for investor engagement, Virtual Investor Conferences is part of OTC Market Group’s suite of investor relations services specifically designed for more efficient Investor Access.  Replicating the look and feel of on-site investor conferences, Virtual Investor Conferences combine leading-edge conferencing and investor communications capabilities with a comprehensive global investor audience network.

Virtual Investor Conferences

John M. Viglotti

SVP Corporate Services, Investor Access

OTC Markets Group

(212) 220-2221

johnv@otcmarkets.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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